Exhibit 4.2

WISCONSIN CENTRAL TRANSPORTATION CORPORATION

AMENDMENT NO. 2 TO 1997 LONG-TERM INCENTIVE PLAN

             This is Amendment No. 2 to The Wisconsin Central Transportation Corporation 1997 Long-Term Incentive Plan (“Plan”), as adopted by the board of directors of Wisconsin Central Transportation Corporation (“Company”) on March 21, 1997 and approved by the stockholders of the Company on May 15, 1997, as amended on April 4, 2001 by Amendment No. 1 to the Plan.

             Section 1.5 of the Plan is amended to read in its entirety as follows:

             ”1.5      Shares Available.  Subject to adjustment as provided in Section 5.7, a total of Two Million Five Hundred Thousand shares of Common Stock shall be available under this Plan in the period beginning on the date of original adoption of this Plan.  For purposes of determining the number of shares available at any time such total number of available shares shall be reduced by the sum of (i) the aggregate number of shares of Common Stock that were issued upon the grant of a Stock Award prior to such time and (ii) the aggregate number of shares of Common Stock that at such time are subject to, or prior to such time were issued upon exercise of, options, Free-Standing SARs or Performance Shares.  (The number of shares of Common Stock available under this Plan shall not be reduced by settlements in cash of any options, Free-Standing SARs or Performance Shares.)

             Shares of Common Stock to be delivered under this Plan shall be made available from authorized and unissued shares of Common Stock, or authorized and issued shares of Common Stock reacquired and held as treasury shares or otherwise or a combination thereof.”

             This Amendment No. 2 shall be effective upon its adoption by the Board of Directors of the Company and its approval by the stockholders of the Company.

Adopted by the Board of Directors on April 4, 2001.

Approved by the Stockholders on June 14, 2001.